Filed Pursuant to Rule 424(b)(3)
Registration No. 333-252077

NUVEEN GLOBAL CITIES REIT, INC.

SUPPLEMENT NO. 14 DATED MARCH 27, 2024

TO THE PROSPECTUS DATED APRIL 17, 2023

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Nuveen Global Cities REIT, Inc., dated April 17, 2023 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to update the “Management” section of the Prospectus.

Management

On March 21, 2024, James E. Sinople notified our board of directors of his resignation from his positions as Chief Financial Officer and Treasurer effective April 12, 2024. Mr. Sinople’s resignation is not due to any disagreement with us on any matter relating to our operations, policies or practices.

In connection with Mr. Sinople’s resignation, on March 26, 2024, our board of directors appointed Robert J. Redican to serve as our acting Chief Financial Officer and Treasurer effective April 12, 2024. We expect the Advisor to undertake a search for a permanent Chief Financial Officer and Treasurer.

On March 21, 2024, our board of directors appointed Carsten Kebbedies to serve as our Vice President – Asia Pacific and Elizabeth A. Sworn to serve as our Vice President – Europe.

The biographical information with respect to each newly appointed officer is set forth below.

The following disclosure updates, as of April 12, 2024, the “Management—Directors and Executive Officers” section of the Prospectus. Except as set forth below, the biographical information of our directors and officers remains as set forth in the Prospectus.

Our directors and executive officers are set forth below.

Name	Age	Position
Michael J.L. Sales	59	Chairman of the Board and Chief Executive Officer
Michael A. Perry	57	Director
John L. MacCarthy	64	Director
Donna Brandin	67	Independent Director
John R. Chandler	64	Independent Director
Steven R. Hash	59	Lead Independent Director
Robert E. Parsons, Jr.	68	Independent Director
G. Christopher McGibbon	51	Co-President, Head of Global Investment
Richard M. Kimble	47	Co-President
Keith A. Jones	41	Head of Client Solutions
Robert J. Redican	59	Chief Financial Officer and Treasurer
William M. Miller	50	Secretary
Abigail Lewis	43	Head of Strategic Insight
Shawn C. Lese	54	Chief Investment Officer
Carly R. Tripp	43	Head of Global Transactions
Gracie Coburn	35	Vice President
Elizabeth A. Sworn	47	Vice President – Europe
Carsten Kebbedies	53	Vice President – Asia

VGN-NREIT3-0324P

Robert J. Redican will serve as our Chief Financial Officer and Treasurer beginning April 12, 2024. He also serves as a Managing Director – Head of Fund Finance, Americas at Nuveen Real Estate where he is responsible for the accuracy and timeliness of financial reporting for the U.S. funds and accounts managed by Nuveen Real Estate. Mr. Redican is a member of Nuveen’s U.S. Investment Committee and Operating Committee, as well as TIAA’s Asset Review Committee. Prior to joining Nuveen in 2006, Mr. Redican worked in multiple accounting roles at several insurance companies. Mr. Redican holds a B.S. in Accounting from Fordham University and an M.B.A. in Finance from Fordham University.

Elizabeth A. Sworn has served as our Vice President – Europe since March 2024. Since January 2021, Ms. Sworn has also served as fund manager of Nuveen Real Estate’s Cityhold Office Partnership (“CHOP”), a joint venture among the TIAA General Account, Swedish National Pensions System’s AP1 and AP2 buffer funds and CBRE Investment Management. She is responsible for fund strategy, identifying acquisitions, implementing debt strategy and asset management opportunities for current assets, working closely with Nuveen’s local offices across Europe. Prior to her role as fund manager of CHOP, Ms. Sworn was co-Fund Manager of the ECF, largely responsible for the acquisitions within the portfolio. Ms. Sworn joined Nuveen Real Estate in 2004 as an assistant portfolio manager working on a Europe-wide suite of funds set up through a strategic partnership with Ahli United Bank. In 2005, she began to manage one of these funds. From 2008 until 2013, Ms. Sworn managed a Euro-denominated commercial property fund invested in Germany. She also worked within the company’s pan-European indirect team as a portfolio manager responsible for holdings across Europe. Ms. Sworn started her career in property in 2000 working at Jones Lang LaSalle until 2004. Ms. Sworn holds an LLB, honors, in Law & Politics from the University of Birmingham and an M.A. in Property Valuation and Law from Bayes Business School. Ms. Sworn qualified as a Chartered Surveyor in December 2002.

Carsten Kebbedies has served as our Vice President – Asia Pacific since March 2024. Since March 2022, Mr. Kebbedies has also served as Head of Funds Management and Alternatives, Asia-Pacific for Nuveen Real Estate where he provides oversight and fiduciary accountability for investor mandates in the Asia-Pacific region. In addition, Mr. Kebbedies oversees strategy, acquisitions, dispositions and operational activity for all alternative real estate sectors in the Asia-Pacific region. Prior to his current role, Mr. Kebbedies led Nuveen Real Estate’s Product and Solutions division in the Asia-Pacific region. Mr. Kebbedies joined Nuveen Real Estate in 2006 and relocated to Singapore in 2014. Prior to Nuveen Real Estate, he was an Assistant Manager at KPMG where he worked on private equity transactions. Mr. Kebbedies holds a first and second state examination in Law and Business Studies from the University Osnabrück, Germany and was admitted as solicitor in Germany in 2002. He also holds a Master’s Degree (LL.M) from the University of Hull, U.K. in International Business Law.

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